Exhibit No. 12
THE PROGRESSIVE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(millions)
(unaudited)

	Three Months Ended
	March 31,
	2007	2006
Income before income taxes	$532.7	$647.5

Fixed Charges:
Interest and amortization on indebtedness	19.1	21.0
Portion of rents representative of the interest factor	6.3	5.4

Total fixed charges	25.4	26.4

Interest capitalized, net of amortized interest	(.1)	(.4)

Total income available for fixed charges	$558.0	$673.5

Ratio of earnings to fixed charges	22.0	25.5